I, Jason Hebert, certify that:

(1) the financial statements of Dj Holdings, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Dj Holdings, LLC included in this Form reflects accurately the information reported on the tax return for Dj Holdings, LLC filed for the fiscal year ended 12/31/2019.

Signature

Jason B. Hebert
Jason Hebert
CEO/Managing Member

04/01/2020

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.